Exhibit (a)(5)(xv)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

SHAUN MCCRACKEN, on behalf of
himself and all others similarly situated,

Plaintiff,
v.

DANIEL G. WELCH, JEAN-
JACQUES BIENAIME, LOUIS
DRAPEAU, LARS EKMAN, JAMES
I. HEALY, DAVID S. KABAKOFF,
ANGUS C. RUSSELL, FRANK VERWIEL, INTERMUNE, INC.,
ROCHE HOLDINGS, INC., and KLEE ACQUISITION CORPORATION,

Defendants.
) ) ) ) ) ) ) ) ) ) ) ) ) )	Civil Action No.__________

VERIFIED CLASS ACTION COMPLAINT

Shaun McCracken (“Plaintiff”), on behalf of himself and all other similarly situated public stockholders of InterMune, Inc. (“InterMune” or the “Company”), brings the following Verified Class Action Complaint against InterMune and the members of the Company’s Board of Directors (the “Board” or the “Individual Defendants”) for breaching their fiduciary duties, and against Roche Holdings, Inc. (“Parent”) and its wholly-owned subsidiary, Klee Acquisition Corporation (“Merger Sub,” and collectively with Parent, “Roche”) for aiding and abetting the same in connection with Roche’s proposed acquisition of InterMune (the “Proposed Transaction”). Plaintiff’s allegations are based upon personal knowledge with respect to himself, and upon information and belief based upon, inter alia, the investigation of counsel and review of publicly available information as to all other allegations herein as follows:

NATURE OF THE ACTION

1.           Plaintiff brings this stockholder class action on behalf of himself and all other public stockholders of InterMune, other than Defendants (defined herein) and their immediate family members and affiliates, to enjoin and/or seek damages resulting from the Proposed Transaction, whereby Roche will acquire the publicly owned shares of InterMune common stock, as detailed herein. In pursuing the Proposed Transaction, each of the Defendants has violated applicable law by directly breaching and/or aiding breaches of fiduciary duties of loyalty and due care owed to Plaintiff and the Class (defined herein).

2.           On August 22, 2014, InterMune entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Roche will acquire all of InterMune’s outstanding shares for approximately $8.3 billion. Under the terms of the Proposed Transaction, InterMune stockholders will receive just $74.00 in cash for each share of Company common stock they own (the “Offer Price”). To acquire all of the outstanding shares of InterMune, Roche intends to undertake a two stage transaction as follows: a first-step tender offer (the “Tender Offer”), followed by a short-form merger to cash out any InterMune stockholders who do not tender their shares.

3.           On August 29, 2014, the Company filed with the Securities and Exchange Commission (the “SEC”) a Schedule 14D-9 purportedly to inform its stockholders about the terms of the Proposed Transaction, the Tender Offer, and the negotiations thereof (the “Schedule 14D-9”). The Schedule 14D-9 was filed the same day that Roche filed a Registration Statement with the SEC to register shares pursuant to the Tender Offer and that Roche announced the start of the Tender Offer period by filing a Schedule TO with the SEC. The Tender Offer period is anticipated to expire on September 26, 2014.

4.           As alleged herein, the Proposed Transaction is the product of an improper process that has resulted in the Board approving the sale of InterMune at less than the Company’s true value. Further, in breach of their fiduciary duties, the Board failed to fully inform stockholders of the material terms of the Proposed Transaction. The Schedule 14D-9 omits material information concerning both the negotiation process leading to the Proposed Transaction and the valuation of InterMune. Without remedying the material omissions prior to the close of the Tender Offer period, the Board is asking InterMune stockholders to make a material decision concerning their ownership of InterMune without the critical information necessary to make a fully informed decision. The material omissions in the Schedule 14D-9 are critical to the general mix of information available to

InterMune stockholders. Accordingly, Plaintiff seeks to enjoin the Proposed Transaction.

PARTIES

5.           Plaintiff is, and at all relevant times has been, an InterMune stockholder.

6.           Defendant InterMune is a Delaware corporation that maintains its principal executive offices at 3280 Bayshore Boulevard, Brisbane, California 94005. According to the Company’s website, InterMune is a biotechnology company focused on the research, development, and commercialization of innovative therapies in pulmonology and orphan fibrotic diseases. InterMune is a publicly owned company traded on the NASDAQ GS under the symbol “ITMN.”

7.           Defendant Parent is a Delaware corporation with its principal executive offices located at 1 DNA Way, South San Francisco, California 94080, and is the holding company for the U.S. operations and financing activities of the Swiss healthcare company F. Hoffmann-La Roche AG. Parent, the world’s largest biotech company, is a leader in research-focused healthcare with combined strengths in pharmaceuticals and diagnostics with truly differentiated medicines in oncology, immunology, infectious diseases, ophthalmology and neuroscience. Parent is a publicly owned company traded on the SIX Swiss Exchange under the symbol “ROG.VX.” Parent’s securities are traded in the U.S. on the OTC Markets under the symbol “RHHBY.”

8.           Defendant Merger Sub is a Delaware corporation and an indirect wholly-owned subsidiary of Parent.  Upon completion of the Proposed Transaction, Merger Sub will merge into InterMune and cease its separate corporate existence.

9.           Defendant Daniel G. Welch (“Welch”) has served as Chairman, Chief Executive Officer (“CEO”), and President of the Company since May 2008, and as President and CEO of the Company and as a member of the Board since September 2003.

10.           Defendant Jean-Jacques Bienaime (“Bienaime”) has served on the Company’s Board since March 2012.

11.           Defendant Louis Drapeau (“Drapeau”) has served on the Company’s Board since September 2007.

12.           Defendant Lars Ekman (“Ekman”) has served on the Company’s Board since September 2006. Ekman has served as Lead Independent Director of the Board since May 2008.

13.           Defendant James I. Healy (“Healy”) has served on the Company’s Board since April 1999. He served as interim Chairman of the Board from October 1999 through January 2000.

14.           Defendant David S. Kabakoff (“Kabakoff”) has served on the Company’s Board since November 2005.

15.           Defendant Angus C. Russell (“Russell”) has served on the Company’s Board since October 2011.

16.           Defendant Frank Verwiel (“Verwiel”) has served on the Company’s Board since March 2012.

17.           The Defendants named in ¶¶ 9 through 16 are sometimes collectively referred to herein as the “Individual Defendants.”

18.           As directors of InterMune, each of the Individual Defendants owes the highest fiduciary duties of good faith, loyalty, fair dealing, due care, and candor to Plaintiff and the Class. The Individual Defendants are fiduciaries to the Company’s stockholders, requiring them to exercise their best judgment, and to act in a prudent manner and in the best interests of the Company’s stockholders.

19.           The Individual Defendants, together with defendants InterMune and Roche, are collectively referred to herein as “Defendants.”

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

20.           Where the directors of a publicly-traded corporation undertake a transaction that will result in either (i) a change in corporate control or (ii) a breakup of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s public stockholders, and if such transaction will result in a change of corporate control, the stockholders are entitled to receive a significant premium. To diligently comply with these duties, the directors and/or officers may not take any action that:

(a)           Adversely affects the value provided to the corporation’s stockholders;

(b)           Will unnecessarily discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c)           Contractually prohibits themselves from complying with their fiduciary duties;

(d)           Will otherwise adversely affect their duty to search for and secure the best value reasonably available under the circumstances for the corporation’s stockholders; and/or

(e)           Will provide the directors and/or officers with preferential treatment at the expense of, or separate from, the public stockholders.

21.           In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of InterMune, are obligated to refrain from:

(a)           Participating in any transaction in which their loyalties are divided;

(b)           Participating in any transaction in which they receive, or are entitled to receive, a personal financial benefit not equally shared by the public stockholders of the Company; and/or

(c)           Unjustly enriching themselves at the expense or to the detriment of the public stockholders.

22.           Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty, good faith, and independence owed to Plaintiff and other public stockholders of InterMune. The Individual Defendants are engaging in self-dealing, are obtaining for themselves personal benefits not shared equally by Plaintiff and the Class, are choosing not to provide stockholders with all information necessary to make an informed decision in connection with the Proposed Transaction, and/or are aiding and abetting other Defendants’ breaches. As a result of the Individual Defendants’ self-dealing and divided loyalties, neither Plaintiff nor the other Class members are being treated fairly in connection with the Proposed Transaction.

CLASS ACTION ALLEGATIONS

23.           Plaintiff brings this action individually and as a class action pursuant to Delaware Court of Chancery Rule 23, on behalf of all holders of InterMune’s stock who are being and will be harmed by Defendants’ actions as described herein

(the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any Defendants.

24.           This action is properly maintainable as a class action.

25.           The Class is so numerous that joinder of all members is impracticable. According to the Merger Agreement, as of August 19, 2014, there were approximately 108 million shares of Company common stock outstanding, likely owned by thousands of stockholders.

26.           There are questions of law and fact, which are common to the Class, including, inter alia, the following:

(a)           Whether Defendants have breached their fiduciary duties of loyalty or care with respect to Plaintiff and the other members of the Class in connection with the Proposed Transaction;

(b)           Whether the Individual Defendants have breached their fiduciary duties to secure and obtain the best price reasonable under the circumstances for the sale of InterMune;

(c)           Whether Defendants have breached any of their other fiduciary duties to Plaintiff and the Class in connection with the Proposed Transaction, including, but not limited to, the duties of loyalty, good faith, and candor;

(d)           Whether the Offer Price is unfair and inadequate; and

(e)           Whether Plaintiff and the Class will be irreparably harmed if the Proposed Transaction is consummated.

27.           Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

28.           Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class.

29.           The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants.

30.           Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

FACTUAL ALLEGATIONS

Background of the Company

31.           InterMune was incorporated in California in 1998 and reincorporated in Delaware in 2000 in connection with the Company’s initial public offering. InterMune is a biotechnology company that focuses on the research, development, and commercialization of innovative therapies in pulmonology and orphan fibrotic diseases. The Company manufactures and markets Pirfenidone, the only medicine in the world designed to combat idiopathic pulmonary fibrosis, a fatal lung disease.

32.           Pirfenidone is currently approved for marketing in the European Union and Canada and is in Phase 3 clinical trials in the U.S. The prospects for bringing the drug to market in the U.S. are promising. The results of a study performed in February 2014 and published in the New England Journal of Medicine in May 2014 indicate that treatment with Pirfenidone led to a 47.9% reduction in the number of patients who either died or saw the amount of air they could exhale decline 10%. In July 2014, the Food and Drug Administration (the “FDA”) granted Pirfenidone Breakthrough Therapy Designation. This designation is reserved for drugs that are intended to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints.  According to the New York Times, Perfenidone could receive drug approval in the U.S. by November 23, 2014, and analysts expect that global sales could eventually exceed $1 billion.

33.           In addition to the strong prospects for Pirfenidone in the U.S., the Company has also seen significant improvement in its recent operating performance. For example, on August 6, 2014, the Company issued a press release announcing its second quarter 2014 financial results which included a 148%

increase in revenues from Pirfenidone over the same quarter in 2013. The August 6, 2014 press release stated, in pertinent part:

BRISBANE, Calif., Aug. 6, 2014 /PRNewswire/ -- InterMune, Inc. (NASDAQ: ITMN) today announced results from operations for the second quarter ended June 30, 2014. The company also highlighted recent clinical development and business highlights, and updated its forward-looking financial guidance for 2014.

InterMune reported Esbriet® (pirfenidone) revenue in the second quarter of 2014 of $35.7 million, compared with $14.4 million in the second quarter of 2013, an increase of 148 percent. Sequentially, Esbriet revenue in the second quarter of 2014 increased 18 percent from $30.3 million in the first quarter of 2014. Esbriet is InterMune’s product for the treatment of idiopathic pulmonary fibrosis (IPF) in adults in Europe and Canada, and pirfenidone is currently under U.S. Food and Drug Administration (FDA) review for the treatment of adults with IPF in the United States.

Dan Welch, Chairman, Chief Executive Officer and President of InterMune, said, “We are pleased to report an exceptionally strong quarter with excellent progress demonstrated in all areas of our business. We had a substantial presence at the International Conference of the American Thoracic Society, where the ASCEND Phase 3 results were presented and simultaneously published in the New England Journal of Medicine. We announced in early July that the pirfenidone NDA resubmission had been accepted by the FDA and assigned a target PDUFA date of November 23, 2014. On July 17 the FDA assigned Breakthrough Therapy Designation status for pirfenidone. We recently accelerated our preparations for the potential U.S. launch of pirfenidone to be prepared to launch in Q4 2014, versus our previous plan of Q1 2015. We achieved continued Esbriet revenue growth in Europe and Canada and made strong progress with our pirfenidone life cycle management programs and our anti-fibrotic research programs.”

The Proposed Transaction

34.           Prior to its recent success with Pirfenidone, the Company tested the waters of a potential strategic transaction on at least two occasions. In 2009, the Company engaged Goldman, Sachs & Company (“Goldman Sachs”) and Cravath, Swaine & Moore LLP (“Cravath”) to begin a private process to solicit indications of interest for European rights to Pirfenidone or other strategic transactions. The process did not bear out however, because at the time, Pirfenidone did not have regulatory approval in Europe. Then, in early 2011, the Company decided to revisit the private process it had begun in 2009, focusing on strategic transactions, including sale transactions. Goldman Sachs contacted approximately thirty companies regarding their interest in exploring an acquisition of the Company, including Roche. Although Roche provided a preliminary indication of interest, it did not submit a final proposal. None of the other companies solicited submitted a proposal at that time.

35.           The potential for a strategic transaction remerged in February 2014, after the Company reported positive top-line data from its Phase 3 ASCEND study demonstrating that Pirfenidone significantly reduced Idiopathic Pulmonary Fibrosis (“IPF”) disease progression. The results of the study attracted an entity identified in the Schedule 14D-9 as Company A. Company A informed the Company through one of its directors (identified as “Director A”) that if the

Company determined to undertake a strategic transaction, Company A may have an interest in participating in the process. Despite Company A’s expression of interest, there is no mention in the Schedule 14D-9 that the Board invited Company A to make an offer at this point in time.

36.           Then, in May 2014, the Company presented the full results of the February 2014 study to the American Thoracic Society International Conference and resubmitted Pirfenidone to the FDA. At this time, an entity identified in the Schedule 14D-9 as Company B approached Defendant Welch, indicating that Company B may contact InterMune in the future regarding a potential transaction. The Board then formed an Executive Committee comprised of all directors other than Director A so that Company A would not receive unintended confidential information. Although Director A was isolated due to his conflicts, the Board apparently saw no issue with allowing members of senior management who had their own conflicts, including Defendant Welch, participate in the process. Although the Board formed the Executive Committee in May, there is no indication in the Schedule 14D-9 that either Company A or Company B was invited at this time to make a formal offer for the Company.

37.           One month later, a Company identified as Company C indicated that it may similarly be in touch in the future regarding the possibility of exploring a transaction with the Company.

38.           In July 2014, the FDA assigned Breakthrough Designation Status for Pirfenidone, rekindling Roche’s interest in the Company. Roche submitted an initial offer of $70.00 per share to the Company on July 26, 2014, with the proviso that the parties enter into a definitive agreement by the end of August or early September 2014.

39.           On August 1, 2014, the Board received a written proposal from Company C that indicated Company C would be interested in a transaction at a value of $57.00 per share in cash.

40.           The Executive Committee held a meeting on the same day to consider the various offers on the table. The Executive Committee decided that it would not solicit Company A, given its perceived inability to make a proposal competitive with Roche. The Executive Committee also decided to forego soliciting interest from any additional parties, purportedly for fear that a leak could impact the Company’s launch preparation in the U.S. Accordingly, the Company began negotiating the terms of the Proposed Transaction with Roche.

41.           On August 13, 2014, rumors of an offer to acquire the Company were publicly reported. Company B immediately contacted Defendant Welch to convey its interest in pursuing a transaction. Not surprisingly, Roche also contacted the Company wanting to speed up the process to avoid an auction and having to pay top dollar for InterMune. Then, on August 15, 2014, Roche increased its initial proposal to the Offer Price.

42.           On August 18, 2014, an entity identified as Company D in the Schedule 14D-9 contacted the Company indicating it had an interest in exploring a transaction with the Company, but would prefer to act following the approval of the Company’s New Drug Application (“NDA”) and performing due diligence.

43.           On August 19, 2014, the Executive Committee met and determined that the Company should proceed with a transaction with Roche. The Schedule 14D-9 reveals that, at this time, the Executive Committee also reviewed an analysis of Pirfenidone prepared by a consultant in preparation for the launch of the product. Apparently, the consultant’s analysis was now considered to have methodological deficiencies and lack robustness, with the Executive Committee instead favoring forecasts prepared by management, but it is unclear from the Schedule 14D-9 to what extent and in what manner the consultant’s analysis differed from the management forecasts. At this point, the Executive Committee decided to abandon any effort to solicit interest from other potential bidders for the Company.

44.           On August 22, 2014, the Board agreed to the Proposed Transaction and the Merger Agreement was executed. The Merger Agreement contained no go-shop provision, as had been contemplated by the Executive Committee. Instead, the Proposed Transaction was structured to be consummated as quickly as possible through the Tender Offer.

45.           Thus, just as stockholders were looking forward to reaping the profits of the Company’s success, InterMune and Roche issued a press release on August 24, 2014 announcing the Proposed Transaction. The press release stated, in pertinent part:

BASEL, Switzerland, Aug. 24, 2014 /PRNewswire/ -- Roche (SIX: RO, ROG; OTCQX: RHHBY) and InterMune, Inc. (NASDAQ: ITMN) today announced they have entered into a definitive merger agreement for Roche to fully acquire InterMune at a price of $74.00 per share in an all-cash transaction. This corresponds to a total transaction value of $8.3 billion on a fully diluted basis. This offer represents a premium of 38% to InterMune’s closing price on August 22, 2014 and a premium of 63% to InterMune’s unaffected closing price on August 12, 2014. The merger agreement has been approved by the boards of InterMune and Roche.

Under the terms of the merger agreement, Roche will commence a tender offer no later than August 29, 2014, to acquire all outstanding shares of InterMune common stock, and InterMune will file a recommendation statement containing the unanimous recommendation of the InterMune board that InterMune’s shareholders tender their shares to Roche. The transaction is expected to be neutral to core earnings per share in 2015 and accretive from 2016 onwards.

The acquisition of InterMune, a Brisbane, California based biotechnology company focused on the research, development and commercialization of innovative therapies in pulmonology and fibrotic diseases, will allow Roche to broaden and strengthen its respiratory portfolio globally. InterMune’s lead medicine pirfenidone is approved for idiopathic pulmonary fibrosis (IPF) in the EU and Canada and under regulatory review in the United States. IPF is a progressive, irreversible and ultimately fatal disease characterized by progressive loss of lung function due to fibrosis, or scarring, in the lungs. Roche markets Pulmozyme and Xolair in the US and has other novel therapeutic medicines targeting respiratory diseases in clinical development.

Commenting on the transaction, Severin Schwan, CEO of Roche, said, “We are very pleased that we reached this agreement with InterMune. Our offer provides significant value to InterMune’s shareholders and this acquisition will complement Roche’s strengths in pulmonary therapy. We look forward to welcoming InterMune employees into the Roche Group and to making a difference for patients with idiopathic pulmonary fibrosis, a devastating disease.”

Roche plans a smooth transition of InterMune employees and operations into the Roche organization, ensuring readiness for an expected launch of pirfenidone in the US in 2014. Commenting on the transaction, InterMune’s Chairman, CEO and President, Dan Welch, said, “This merger recognizes the significant value created by our team’s commitment, hard work and execution for more than a decade to develop and commercialize treatment options for IPF patients and their families. Roche shares our passion and commitment to the IPF community and to ensuring that pirfenidone is available as quickly as possible to patients in the United States, pending FDA approval. Roche’s global resources and scale will not only facilitate and accelerate our ability to deliver pirfenidone to more patients around the world, but also to realize our joint vision to bring additional innovative therapies to patients with respiratory diseases.”

Pirfenidone has been marketed by InterMune in the EU and Canada as Esbriet® since regulatory approval in 2011 and 2012 respectively. After previous regulatory review in the USA in 2010, the Food and Drug Administration (FDA) recommended an additional Phase 3 clinical trial to support the efficacy of pirfenidone. The results of this study, the ASCEND trial, were part of the new drug application (NDA) resubmission that InterMune made in May 2014. On July 17, 2014 pirfenidone received breakthrough therapy designation from the FDA. This designation is reserved for drugs that are intended to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints. The target action date, also known as the PDUFA date, for the pirfenidone NDA is November 23, 2014.

In addition to pirfenidone, InterMune has research programs exploring new targets and pathways that may ultimately lead to improved treatment options for people with IPF, and other fibrotic diseases.

Terms of the agreement

Under the terms of the merger agreement, Roche will promptly commence a tender offer to acquire all of the outstanding shares of InterMune’s common stock at a price of $74.00 per share in cash. The closing of the tender offer will be subject to the tender of a number of shares that represents a majority of the total number of outstanding shares on a fully diluted basis. In addition, the transaction is subject to the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and other customary conditions.

Following completion of the tender offer, Roche will acquire all remaining shares at the same price of $74.00 per share through a second step merger. The closing of the transaction is expected to take place in 2014.

46.           The Schedule 14D-9 evidences a faulty process that failed to maximize stockholder value. Despite being approached by at least four entities other than Roche, the Board did not solicit or actively engage any potential acquirors other than its favored bidder. Moreover, the process stands in stark contrast to the one the Company ran in 2011, when its future prospects were uncertain and the Board approached thirty different parties. Even assuming, arguendo, that the Board’s concern that a leak about a potential transaction could harm the Company’s operations, once the market learned that the Company was in play on August 13, 2014, that concern was no longer relevant and the Board should have opened up the process. At the very least, it should have ensured that a go-shop provision was included in the Merger Agreement. Instead, the Board capitulated to Roche and locked up the deal in their favor as expeditiously as possible. The Board did so because of the longstanding relationship the Company has with Roche and senior management’s desire to merge with an entity they would be comfortable working alongside.
InterMune’s Longstanding History with Roche

47.           InterMune has a longstanding history with Roche. In 2006, Roche entered into an exclusive License and Collaboration Agreement (the “2006 Agreement”) with the Company for the exclusive worldwide development and commercialization of InterMune’s hepatitis C virus protease inhibitor program. Upon entering into the 2006 Agreement, InterMune received an upfront payment of $60 million, and a $10 million milestone payment along with the rights to receive additional payments upon the achievement of certain clinical and commercialization milestones. During the term of the 2006 Agreement, InterMune received additional milestone payments totaling $45 million.

48.           The 2006 Agreement terminated in October 2010 and simultaneously Roche and InterMune announced that InterMune had sold to Roche its worldwide development and commercialization rights for danoprevir for $175 million in cash.

It is this pre-existing relationship and the benefits that the Board will receive under the Proposed Transaction that led the Individual Defendants to agree to the faulty process and a deal that ultimately undervalues the Company.
The Individual Defendants’ Conflicts of Interest

49.           The Schedule 14D-9 states that Defendant Welch, InterMune’s Chairman and CEO, has been offered employment at least through the transition period following the Merger. In addition, pursuant to the Merger Agreement, Defendant Welch is entitled to receive $25,414,303 in accelerated stock options and $10,785,500 in InterMune restricted stock units. As a result, Defendant Welch had an incentive to recommend and approve the Merger due to his own personal gain and not in consideration of the best interests of InterMune and InterMune’s public stockholders.

50.           Similarly, instead of attempting to maximize stockholder value, the other Individual Defendants have decided to pursue their own interests and will reap significant benefits not shared with public stockholders as a result of the accelerated vesting of their stocks options.
The Inadequate Offer Price

51.           Given Roche’s familiarity with InterMune, Roche is keenly aware of the Company’s future growth prospects. In fact, Roche’s CEO, Severin Schwan, said in an interview: “this is not about cost synergies at all.  This is a growth story.” The timing of the Proposed Transaction has been engineered to cap the trading price of InterMune’s shares, which had risen from $35.69 on February 25, 2014 to close at $45.49 on August 12, 2014.  The fairness opinion of the Company’s two financial advisors, Goldman Sachs and Centerview Partners LLC (“Centerview”), further evidences that the price is unfair.  Centerview’s Selected Comparable Public Company Analysis and Selected Precedent Transaction analysis both indicate valuations for the Company above the Offer Price.  Similarly, Goldman Sachs’ Premia Paid Analysis, Illustrative Present Value of Future Share Price Analysis, and Illustrative Discounted Cash Flow Analysis all indicate that the Company’s value is higher than the Offer Price. In fact, Goldman Sachs’ Illustrative Present Value of Future Share Price Analysis indicates a per share valuation as high as $124.23 for the Company. Notably, the Board has agreed to pay both Centerview and Goldman Sachs an aggregate fee of $35.5 million if the Proposed Transaction is consummated.

52.           If the Proposed Transaction is consummated, it will result in InterMune’s stockholders being cashed out of their interest in the Company at a price far below the Company’s true value. The Offer Price reflects an inadequate premium to the Company’s common stock trading price given that InterMune has promising products, strong revenue growth, and the Proposed Transaction represents a change of control.

53.           In their pursuit of the Proposed Transaction, the Individual Defendants have breached their fiduciary duties to InterMune’s stockholders by depriving them of the possibility of achieving the best available price for their shares. The consideration offered in the Proposed Transaction is unfair and grossly inadequate because, inter alia, the intrinsic value of InterMune’s common stock is materially in excess of the amount offered for those securities in the Proposed Transaction given the Company’s prospects for future growth and earnings.

54.           Additionally, the Proposed Transaction will deny Plaintiff and the Class of their right to share proportionately and equitably in the true value of the Company’s profitable business, as well as its future growth in profits and earnings, because InterMune stockholders will be cashed out of their investment in the Company and will therefore not share in the future growth of the post-merger company.
The Unreasonable Deal Protections

55.           To ensure that the Proposed Transaction is consummated on its present terms, and in violation of the duty of the Individual Defendants to maximize stockholder value, the Merger Agreement contains terms designed to favor Roche and to deter alternative bids.

56.           By way of example, the Merger Agreement includes a “no solicitation” provision. Section 5.03 of the Merger Agreement states in relevant part:

The Company shall not, nor shall it authorize or permit any Company Subsidiary or any of its or their respective Representatives to, (A) directly or indirectly solicit, initiate or knowingly facilitate or encourage the submission of any Company Takeover Proposal or any inquiry relating thereto, (B) enter into any agreement or understanding with respect to any Company Takeover Proposal or (C) directly or indirectly participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to or in connection with, or take any other action intended to facilitate or encourage the making of any proposal that constitutes, or could reasonably be expected to lead to, any Company Takeover Proposal.

57.           In addition, the fiduciary out provided in the Merger Agreement is illusory. A Company Takeover Proposal is defined as a proposal or offer for 20% or more of the aggregate voting power of the capital stock of the Company. The Board can only seriously entertain a Company Takeover Proposal if it believes that it will lead to a Superior Proposal, which is defined in the Merger Agreement as being a Company Takeover Proposal that, if consummated, would result in a person or group acquiring at least 50% of the aggregate voting power of the Company’s capital stock. To fend off any such proposal, the Merger Agreement provides Roche with information rights requiring the Company to notify Roche within twenty-four hours of receipt of a Company Takeover Proposal.

Furthermore, the Merger Agreement contains an Adverse Recommendation Clause which states in relevant part:

The Company Board shall not make an Adverse Recommendation Change or terminate this Agreement pursuant to Section 8.01(g) unless (A) the Company shall have provided Parent with written notice at least three business days before taking that action setting forth the Company’s intention to take such action and containing (x) if such action is intended to be taken in response to a Superior Company Proposal, a copy of the most current version of the proposed agreement under which the transaction contemplated by such Superior Company Proposal is proposed to be consummated and the identity of the Person making the Superior Company Proposal or (y) if such action is intended to be taken in circumstances involving an Intervening Event, a reasonably detailed description of the underlying facts giving rise to, and the reasons for taking, such action, and (B) Parent does not make, within the foregoing three business day period, a binding proposal to amend or modify this Agreement that (x) in the case of any action intended to be taken in response to a Superior Company Proposal, is in the good faith judgment of the Company Board at least as favorable to the stockholders of the Company as such Superior Company Proposal (it being understood and agreed that any amendment to the financial terms or other material terms of such Superior Company Proposal shall require a new written notification from the Company and a new two business day period under this Section 5.03(f)), or (y) in the case of any action intended to be taken in circumstances involving an Intervening Event, obviates the need for taking such action. During any such three or two business day period referred to in the preceding sentence, the Company shall, and shall cause its Representatives to, negotiate in good faith with Parent with respect to any revisions proposed by Parent to the terms of this Agreement and the Transactions.

58.           Accordingly, Roche is not only given matching rights but the Board must at least three business days, but in some instances up to five business days before effecting an adverse recommendation, which is critical time when the duration between the announcement of the Proposed Transaction and the close of the Tender Offer is just twenty-three calendar days.

59.           Additionally, the Merger Agreement provides for the Company to pay Roche a termination fee of $266 million in certain circumstances where the Company accepts an alternative bid.

60.           Accordingly, no rival bidder is likely to emerge, because the Merger Agreement unfairly ensures that any “auction” will favor Roche and piggy-back upon the due diligence (and financial outlay) of the foreclosed second bidder.
The Schedule 14D-9 Contains Misstatements and Omits Material Information

61.           To compound matters, the Schedule 14D-9 omits material information necessary for InterMune’s stockholders to make an informed decision as to whether to tender their shares or seek appraisal. By omitting such information, InterMune’s Board is breaching its fiduciary duty of candor to the Company’s public stockholders. Among the more material of the misleading and omitted information from the Schedule 14D-9 are: (i) certain elements of the Centerview and Goldman Sachs analysis and (ii) certain elements of the information relating to the background of the merger. More specifically, the Schedule 14D-9 is deficient and misleading for the following reasons:

Information Relating to Centerview’s Analysis

62.           The Schedule 14D-9 omits the following material information with respect to Centerview’s analysis:

(a)           The Selected Comparable Public Company Analysis fails to disclose the observed company-by-company pricing multiples and financial metrics Centerview examined, and the analysis provides no summary of fully diluted shares outstanding, cash, debt, equity value, or enterprise value. Moreover, the analysis fails to indicate how many peer multiples were deemed “not meaningful” by Centerview and excluded because they exceeded 25x;

(b)           The Selected Precedent Transactions Analysis fails to disclose Centerview’s objective selection criteria as well as transaction-by-transaction enterprise values, pricing multiples, and financial metrics. The analysis also does not disclose whether any metric beyond two-year forward multiples was examined by Centerview; and

(c)           The Sum of the Parts Discounted Cash Flow Analysis fails to disclose the pipeline comparable companies selected by Centerview or the quantitative information reviewed by Centerview with respect to these companies. The analysis also does not provide InterMune’s projected cash balance as of September 2014. Additionally, the Schedule 14D-9 does not explain the qualifier “fully taxed,” nor does it indicate the type of discount rate applied, i.e. whether it is weighted average cost of capital or cost of equity. Similarly, the assumptions used to derive the discount range are not adequately explained.
Information Relating to Goldman Sachs’ Analysis

63.           The Schedule 14D-9 omits the following material information with respect to Goldman Sachs’ analysis:
(a)           The Selected Companies Analysis fails to disclose observed the company-by-company pricing multiples and financial metrics examined by Goldman Sachs. Additionally, the analysis does not indicate how many peer multiples were deemed “not meaningful” by Goldman Sachs and excluded because they exceeded 50x;
(b)           The Premia Paid Analysis fails to disclose transaction-by-transaction premia, transaction values, multiples, and other financial metrics analyzed by Goldman Sachs. Additionally, if multiples were not examined then the analysis fails to disclose why only premia was reviewed by Goldman Sachs;
(c)           The Illustrative Present Value of Future Share Price Analysis fails to indicate the basis for the range of one-year-forward multiples selected by Goldman Sachs, particularly given that the Schedule 14D-9 only indicates that Goldman Sachs examined three-year forward multiples. Additionally, the Schedule 14D-9 does not indicate the present value of Net Operating Losses or other assumptions utilized by Goldman Sachs; and

(d)           The Illustrative Discounted Cash Flow Analysis fails to identify, quantify, and provide the source of the assumptions Goldman Sachs used to derive the selected Weighted Average Cost of Capital range. Additionally, the analysis fails to disclose the September 2014 projected balances of cash, short-term investments, and indebtedness.
Information Relating to InterMune Management Forecasts

64.           The Schedule 14D-9 fails to disclose the following information regarding management’s forecasts:
(a)           The Schedule 14D-9 does not explain the differences in assumptions regarding management forecasts that led to the disparity between Centerview and Goldman Sachs’ cash flow calculation and discounted cash flow modeling approaches; and
(b)           The forecasts in the Schedule 14D-9 fail to disclose on a line item basis the following items
(i)	Projected sales and product related expenses of Pirfenidone in the U.S.;

(ii)	Projected sales and product-related expenses of Pirfenidone in Canada;

(iii)	Projected worldwide corporate general and administrative expenses;

(iv)	Capital expenditures, depreciation, and amortization;

(v)	Overhead research and development expenses;

(vi)	Current and projected net operating losses; and

(vii)	The estimated value of InterMune’s identified pipeline programs.

Information Relating to the Background of the Merger

65.           In addition to the material omissions and misstatements contained in the Schedule 14D-9’s recitation of the analyses performed by the Company’s financial advisors, the explanation of the events and circumstances leading up to the Tender Offer is similarly misleading. More specifically, the Schedule 14D-9 omits the following material information:

(a)           The details of the consultant’s analysis of the launch of Pirfenidone discussed by the Executive Committee on August 19, 2014, and why the Executive Committee rejected that analysis, including whether the analysis anticipated revenues from the sale of Pirfenidone that were higher than those anticipated by management’s forecasts;

(b)           Why, after it was publicly revealed that the Company was engaged in conversations about a strategic transaction, did the Board fail to solicit indications of interest from any bidders other than Roche;

(c)           Whether Companies A, B, C, or D were among the thirty companies contacted in early 2011 about a potential strategic transaction;

(d)           Why there was no go-shop provision included in the Merger Agreement; and

(e)           Why the Company engaged two financial advisors and obtained two fairness opinions, and how responsibilities were apportioned between Centerview and Goldman Sachs.

66.           Unless enjoined by this Court, Defendants will continue to breach and/or aid the breaches of fiduciary duties the Individual Defendants owe to Plaintiff and the Class, and may consummate the Proposed Transaction to the irreparable harm of Plaintiff and the Class.

COUNT I

Claim for Breaches of Fiduciary Duties
Against the Individual Defendants

67.           Plaintiff repeats and realleges each allegation above as if fully set forth herein.

68.           The Individual Defendants have violated their fiduciary duties of care and loyalty owed to the public stockholders of InterMune. By the acts, transactions, and courses of conduct alleged herein, the Individual Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff and the Class of the value of their investment in InterMune.

69.           As demonstrated by the allegations above, the Individual Defendants have failed to exercise the necessary care required, and breached their duties of loyalty and care because, inter alia:

(a)           They have failed to properly value the Company;

(b)           They have failed to take steps to maximize the value of InterMune to its public stockholders; and

(c)           They have failed to provide critical information to stockholders in the Schedule 14D-9.

70.           Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, which will deprive Plaintiff and the Class of their fair proportionate share of InterMune’s valuable assets and businesses, to the irreparable harm of Plaintiff and the Class.

71.           Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury, which the Individual Defendants’ actions threaten to inflict.

COUNT II

Against InterMune, Parent, and Merger Sub for
Aiding and Abetting Breaches of Fiduciary Duties

72.           Plaintiff repeats and realleges each allegation above as if fully set forth herein.

73.           Defendants InterMune, Parent, and Merger Sub by reason of their status as parties to the Merger Agreement, and their possession of non-public information, have aided and abetted the Individual Defendants in the aforesaid breaches of their fiduciary duties.

74.           Such breaches of fiduciary duties could not and would not have occurred but for the conduct of Defendants InterMune, Parent, and Merger Sub, which, therefore, have aided and abetted such breaches in the possible sale of InterMune to Roche.

75.           As a result of the unlawful actions of Defendants InterMune, Parent, and Merger Sub, Plaintiff and the Class will be irreparably harmed in that they will not receive adequate value for InterMune’s assets and business. Unless the actions of Defendants InterMune, Parent, and Merger Sub are enjoined by the Court, Defendants InterMune, Parent, and Merger Sub will continue to aid and abet the Individual Defendants’ breaches of their fiduciary duties owed to Plaintiff and the Class.

76.           Plaintiff and the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands injunctive relief, in Plaintiff’s favor and in favor of the Class and against Defendants, as follows:

A.           Declaring that this action is properly maintainable as a class action and designating Plaintiff as Class representative;

B.           Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to obtain the highest possible price for stockholders;

C.           Directing Defendants to account to Plaintiff and the Class for all damages suffered by them as a result of Defendants’ wrongful conduct alleged herein;

D.           Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and E. Granting such other and further equitable relief as this Court may deem just and proper.

E.            Granting such other and further equitable relief as this Court may deem just and proper.

Dated: September 4, 2014	RIGRODSKY & LONG, P.A.
/s/ Brian D. Long
OF COUNSEL: KIRBY McINERNEY LLP J. Brandon Walker Thomas W. Elrod Melissa A. Fortunato 825 Third Avenue, 16th Floor New York, New York 10022 (212) 371-6600	Seth D. Rigrodsky (#3147) Brian D. Long (#4347) Gina M. Serra (#5387) Jeremy J. Riley (#5791) 2 Righter Parkway, Suite 120 Wilmington, Delaware 19803 (302) 295-5310 Attorneys for Plaintiff

GLANCY BINKOW & GOLDBERG LLP Lionel Z. Glancy Louis Boyarsky Leanne Heine 1925 Century Park East, Suite 2100 Los Angeles, California 90067 (310) 201-9150